Exhibit (a)(5)(A)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

TLC FOUNDATION L.P., On Behalf of Itself and All Others Similarly Situated,	C.A. No.

Plaintiff,

v.

VOCUS, INC., KEVIN J. BURNS, GARY GOLDING, GARY G. GREENFIELD, RONALD W. KAISER, BOB LENTZ, RICK RUDMAN, JIT SINHA, GTCR, LLC, GTCR VALOR COMPANIES, INC., and GTCR VALOR MERGER SUB, INC.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff TLC Foundation L.P. (“Plaintiff”), by its attorneys, brings the follow class action on behalf of itself and all stockholders of Vocus, Inc. (“Vocus” or the “Company”), other than Defendants (defined below) and their affiliates, against Vocus, Vocus’ board of directors (the “Board”), GTCR, LLC (“GTCR”), GTCR Valor Companies, Inc. (“Parent”), and GTCR Valor Merger Sub, Inc. (“Merger Sub”) for breaching their fiduciary duties (and/or aiding and abetting thereof) in connection with GTCR’s proposed acquisition, via a tender offer, of all the outstanding stock of Vocus. The allegations in this complaint are based on information and belief, including investigation of counsel and review of publicly-available information, except for Plaintiff’s own acts, which are alleged on personal knowledge.

NATURE AND SUMMARY OF THE ACTION

1. On April 7, 2014, Vocus announced a definitive Agreement and Plan of Merger (the “Merger Agreement”) under which GTCR, through Parent and Merger Sub, will acquire all outstanding shares of stock of Vocus via a tender offer (the “Proposed Buyout”). Under the terms of the Proposed Buyout, Vocus stockholders will receive $18.00 in cash for each share of the Company’s common stock they elect to tender to GTCR. The total value of the transaction is approximately $446.5 million.

2. Merger Sub commenced the tender offer (the “Offer”) on April 18, 2014. The Offer is set to expire at 9:30 a.m. (Eastern Time) on May 16, 2014 and is subject to the condition that there by a validly tendered number of Vocus shares that constitute a majority (one share more than 50%) of all the Vocus outstanding shares entitled to vote in the election of directors. If a majority of Vocus stockholders tender their shares within the Offer Period, the Company has granted Merger Sub an option (the “Top-Up Option”) to purchase at a price per share equal to the offer price such number of shares of the Company that will constitute at least 90% of the number of outstanding Vocus common shares. Under D.G.C.L. § 253, Merger Sub will then be able to effect a “short-form” merger with the Company without a vote of stockholders.

3. In connection with the Proposed Buyout, Parent has also entered into Tender and Support Agreements with Okumus Fund Management Ltd. (“Okumus”), Richard Rudman (“Rudman”), the Company’s Chief Executive Officer (“CEO”) and Chairman of the Board, and Stephen Vintz (“Vintz”), the Company’s Chief Financial Officer (“CFO”). Because the aforementioned entity and individuals collectively own 27.7% of Vocus’s outstanding shares, only 22.3% of the outstanding Company stockholders need to tender their shares for the Proposed Buyout to be consummated.

4. As described below, both the value to Vocus stockholders contemplated in the Proposed Buyout and the process by which Defendants agreed to the Merger Agreement are fundamentally unfair to Plaintiff and all other public stockholders of the Company.

5. The merger consideration is inadequate in light of Vocus’s solid historical financial performance and potential for significant future growth.

6. The process that culminated in the Proposed Buyout was flawed because of disabling conflicts that infiltrated the sales process. First, defendant Jit Sinha (“Sinha”) is conflicted because he is the managing member of JMI Equity Fund VI, L.P. (“JMI”), which currently owns 1,000,000 shares of Vocus Series A

Convertible Preferred Stock (“Series A Preferred Stock”). As part of the Proposed Buyout, GTCR will purchase all Series A Preferred Stock from JMI at $77.30 per share (the rate provided for in the certificate of designation), thereby providing Sinha, through JMI, with consideration that is not equally shared by other stockholders.1

7. Second, defendant Gary G. Greenfield (“Greenfield”) is conflicted because he is currently a limited partner in GTCR Fund X/A AIV LP (“Guarantor”), an affiliate of GTCR. Guarantor is a subsidiary of GTCR and has committed, subject to certain conditions, to provide $250 million of equity or debt financing to Parent to pay a portion of the aggregate deal consideration the Proposed Buyout.

8. Third, defendants Rudman and Robert Lentz (“Lentz”) are conflicted to the Proposed Buyout because they are insiders who co-founded the Company, including currently and/or previously serving in executive positions with the Company.

[1]	If converted at the contracted rate of 3.0256, the Series A Preferred Stock is valued at approximately $54,460,800 (3.0256 X 1,000,000 = 3,025,600 X $18.00 deal consideration = $54,460,800). Thus, JMI and Sinha stand to make a profit of $22,839,200 ($77,300,000 - $54,460,800), which if provided directly to Vocus stockholders would amount to additional consideration of $0.93 per share ($22,839,200 / (21,621,817 outstanding shares + 3,025,600 shares created by the conversion)).

9. Despite these clear conflicts however, all members of the Board participated in the sale of the Company and no independent special committee was created. As a result, the entire process leading up to the Proposed Buyout was unfair and inadequate, and fails to maximize shareholder value.

10. The members of the Board have further exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Buyout with deal protection devices that preclude other bidders from making successful competing offers for the Company. For instance, the Board has agreed to: (i) a no-solicitation provision that requires the Company to terminate any ongoing discussions with other potential acquirers and from pursuing any alternative to the Proposed Buyout; (ii) an “information rights” provision that requires Vocus to disclose to GTCR the identity of any competing bidder for the Company within forty-eight (48) hours; (iii) a “matching rights” provision that provides GTCR with three (3) business days to match any competing proposal; and (iv) a provision that requires the Company to pay GTCR a termination fee of $13,000,000 if the Proposed Buyout is not consummated under certain circumstances. Therefore, these provisions conjunctively and improperly restrain the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives to the Proposed Buyout.

11. Finally, on April 18, 2014, Vocus filed a recommendation statement on Schedule 14D-9 (the “Recommendation Statement”) with the Securities and Exchange Commission (the “SEC”) voicing the Board’s support for the Proposed Buyout. The Recommendation Statement however misrepresents and fails to disclose material information necessary for the Company’s stockholders to make an informed decision as to whether to tender their shares in the Proposed Buyout. Specifically, the Recommendation fails to disclose, in violation of the Board’s fiduciary duty, (i) certain material information regarding the analysis performed by Stifel, Nicolaus and Company, Incorporated (“Stifel”), Vocus’s financial adviser, in rendering its fairness opinion and (ii) several important details regarding the process leading up to the signing of the Merger Agreement.

12. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Buyout or, in the event the Proposed Buyout is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and candor.

PARTIES

13. Plaintiff is and has been a stockholder of Vocus at all times relevant hereto.

14. Vocus is a Delaware corporation with its principal executive offices located at 12051 Indian Creek Court, Beltsville, Maryland 20705. The Company’s common stock trades on the NASDAQ Stock Market under the ticker symbol “VOCS.”

15. Defendant Kevin J. Burns (“Burns”) is the Lead Director on the Board and is a member of the Audit and Compensation Committees.

16. Defendant Gary Golding (“Golding”) is a director on the Board and is a member of the Audit and Compensation Committees.

17. Defendant Greenfield is a director on the Board and is the chair of the Nominating and Governance Committee. Greenfield is currently a limited partner in an affiliate of Guarantor. Guarantor is a subsidiary of GTCR and has committed, subject to certain conditions, to provide $250 million of equity or debt financing to Parent to pay a portion of the aggregate deal consideration of the Proposed Buyout.

18. Defendant Ronald W. Kaiser (“Kaiser”) is a director on the Board, is the chairman of the Audit Committee, and is a member of the Compensation Committee.

19. Defendant Lentz is the co-founder of the Company and is a director on the Board. He is also a member of the Nominating and Governance Committee. Lentz also previously served as the Company’s Chief Technology Officer (“CTO”) from 1992 until February 2008.

20. Defendant Rudman the Company’s co-founder, President, and CEO. He is also the Chairman of the Board.

21. Defendant Sinha is a director on the Board and is a member of the Nominating and Governance Committee. Sinha is also a managing member of JMI.

22. Defendants Burns, Golding, Greenfield, Kaiser, Lentz, Rudman, and Sinha are collectively referred to hereinafter as the “Individual Defendants.”

23. Defendant GTCR is a private equity firm founded in 1980 that has over the years invested over $10 billion in over 200 companies.

24. Parent is a Delaware corporation and is wholly-owned by GTCR.

25. Merger Sub is a Delaware corporation and is a wholly-owned subsidiary of Parent. Upon completion of the Proposed Buyout, Merger Sub will merge with and into Vocus, with Vocus serving as the surviving entity (and a wholly-owned subsidiary of Parent).

26. The Individual Defendants, Vocus, GTCR, Parent, and Merger Sub are collectively referred to herein as “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

27. By reason of the Individual Defendants’ positions with the Company as directors and/or officers, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Vocus and owe Plaintiff and the other members of the Class the duties of loyalty, due care, good faith, and candor.

28. By virtue of their positions as directors and/or officers of Vocus, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Vocus to engage in the practices complained of herein.

29. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change-in-control, the directors must take all steps reasonably required to obtain the best value for stockholders rather than use a change-in-control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

a. Adversely affects the value provided to the corporation’s stockholders;

b. Contractually prohibits them from complying with or carrying out their fiduciary duties;

c. Discourages or inhibits alternative offers to purchase control of the corporation or its assets;

d. Adversely affected their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

e. Provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders.

30. In accordance with their duties of loyalty and good faith, the Individual Defendants were obligated to refrain from:

a. Participating in any transaction where the Individual Defendants’ loyalties are divided;

b. Participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

c. Unjustly enriching themselves at the expense or to the detriment of the public stockholders.

31. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Buyout, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, due care, good faith, and candor owed to Plaintiff and other public stockholders of Vocus.

CLASS ACTION ALLEGATIONS

32. Plaintiff brings this action on its own behalf and as a class action pursuant to Delaware Court of Chancery Rule 23, on behalf of all holders of Vocus common stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

33. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of February 28, 2014, there were 21,621,817 shares of Vocus common stock issued and outstanding. The holders of these shares of stock are believed to be geographically dispersed throughout the United States;

b. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

i.	Whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties of loyalty, due care, good faith, and candor;

ii.	Whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Buyout;

iii.	Whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

iv.	Whether Vocus, GTCR, Parent, and/or Merger Sub have aided/abetted the Individual Defendants’ breaches of fiduciary duty; and

v.	Whether Plaintiff and the other members of the Class will be irreparably harmed if Defendants are not enjoined from continuing the conduct described herein.

c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other Class members and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative for the Class and will fairly and adequately protect the interests of the Class;

d. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests;

e. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

A.	Background

34. Vocus is a leading provider of cloud-based marketing and public relations software that enables companies to acquire and retain customers. The Company’s software is designed for marketers to attract customers through online search engines; increase and engage their followers on Facebook®, LinkedIn®, and Twitter®; communicate with customers via e-mail; and generate and track visibility in traditional and online media.

35. On February 2012, in connection with Vocus’s acquisition of iContact Corporation (“iContact”), the Company issued 1,000,000 shares of Series A

Convertible Preferred Stock, valued at $77.30 per share, to JMI. Each share of Series A Preferred Stock is convertible into 3.0256 shares of Vocus common stock. Defendant Sinha is a managing member of JMI and was appointed to the Board in conjunction with Vocus’s purchase of iContact. Based on the Recommendation Statement, if converted, JMI currently owns 14% of the Company’s outstanding common stock.

36. On May 1, 2012, the Company announced results for the first quarter of 2012 (“1Q 2012”). For 1Q 2012, the Company reported strong GAAP revenue of $34.9 million, a 29% increase over the comparable period in 2011. Defendant Rudman touted that “[t]he first quarter went extremely well for us as we did better than expected on revenue and earnings and achieved some major operational milestones,” including adding “a record number of new customers, significantly expand[ing] our sales capacity and ma[king] excellent progress on integrating our recent acquisition of iContact.”

37. On July 24, 2012, the Company announced more positive results for the second quarter of 2012 (“2Q 2012”). For 2Q 2012, GAAP revenue was $43.6 million, a 53% increase over the comparable period in 2011. Defendant Rudman boasted the following:

We are very pleased to report strong Q2 results with revenue growth of 53% and better than expected revenue and earnings.… We now believe we are one of the largest and fastest growing providers of cloud marketing software to the small and mid-market. Further, the investments we are making in 2012 to increase our sales capacity and expand the breadth of our digital marketing suite will position us well for continued growth and success.

38. On October 23, 2012, Vocus announced a successful third quarter of 2012 (“3Q 2012”). For 3Q 2012, GAAP revenue was $45.2 million, a 57% increase over the comparable period in 2011. Defendant Rudman stated the following regarding 3Q 2012 results:

We are very pleased to report strong Q3 results with better than expected revenue and earnings. . . . We continue to see accelerating growth with the Vocus Marketing Suite and the recently acquired iContact email marketing business as well as strong momentum from our expanding sales organization. We believe our continued success in these three key strategic areas positions us well for growth in 2013.

39. On February 5, 2013, Vocus announced results for the fourth quarter of 2012 (“4Q 2012”). GAAP revenue was $47.1 million, a 54% increase over the comparable year in 2011. In discussing 4Q 2012 results, Defendant Rudman again highlighted the Company’s strong performance by asserting the following:

We are very pleased to report another strong quarter with record revenue and strong earnings and cash flow. . . . While we are pleased with our financial performance for the quarter, we are also excited to report a record number of new customers, driven by robust demand for the Vocus Marketing Suite. With the recent launch of our new marketing suite, Vocus is the only solution today that integrates email, social, search and publicity into one intelligent platform, which we believe positions us well for over 20% billings growth in 2013.

40. On April 23, 2013, Vocus announced results for the first quarter of 2013 (“1Q 2013”). GAAP revenue again increased to $46.2 million, a 33% rise compared to the same period in 2012. Rudman again announced that the Company has “one of the fastest growing marketing clouds today” and that “bookings in the first quarter for the Vocus Marketing Suite grew 200% over the prior year.”

41. Then on July 9, 2013, the Company received an unsolicited letter expressing non-binding interest from Party A in pursuing a transaction valuating Vocus at $15.00 per share. Rather than begin the strategic alternative process then, a representative at the Company responded that Party A’s letter would be discussed at the next regularly scheduled Board meeting.

42. Also in “early July 2013,” Defendant Rudman, without any authorization from the Board, had a “high-level telephone conversation” with representatives from GTCR. It is unclear whether Rudman contacted GTCR or vice versa.

43. On July 23, 2013, Vocus announced results for the second quarter of 2013 (“2Q 2013”). GAAP revenue again increased 7% ($46.6 million) as compared to the comparable period in 2012. Defendant Rudman asserted in the press release announcing 2Q 2013 results that “Q2 was highlighted by a number of exciting results including continued rapid bookings growth for the marketing suite and better than expected earnings,” and that the “shift to larger subscriptions will provide better unit economics and more profitable growth for Vocus going forward.”

44. On August 20, 2013, defendant Rudman, in a follow-up to the “high-level telephone conversation” in early July 2013, met with representatives of GTCR at Company’s headquarters and engaged in another “general” conversation concerning the Company, its business, and opportunities and possible directions the Company’s business might take.

45. On August 28, 2013, the Board met for its regularly scheduled meeting. The Board also invited Stifel to present its views on potential strategic and financial alternatives that might be available to the Company. The Board then discussed potential responses to Party A’s letter and concluded that the Company was not for sale, but it ultimately authorized management to enter into a non-disclosure agreement with Party A and to provide limited, high-level financial and operational non-public information to Party A. The Board also authorized Stifel to prepare a preliminary list of potential business combinations candidates. It appears the Board did not discuss the details of Rudman’s contact with GTCR in July and August 2013 at the meeting.

46. On September 13, 2013, the Company entered into a non-disclosure and standstill agreement with Party A.

47. At a regularly scheduled meeting on September 18, 2013, the Board continued to review “various” strategic and financial alternatives. Stifel also presented the Board with a preliminary list of strategic and financial buyers, and business combination candidates.

48. On October 22, 2013, Vocus reported its financial results for the third quarter of 2013 (“3Q 2013”). Although management provided guidance that reflected “a more tempered outlook due to the discontinuance of [the Company’s] Small Business Edition and recent pricing changes,” defendant Rudman was still “very pleased to see strong growth in Q3 of [the Company’s] digital marketing suite on higher average selling prices as well as another quarter of consistent performance from [the Company’s] PR products.”

49. At its regularly scheduled meeting on November 7, 2013, the Board discussed the Company’s performance for 3Q 2013, as well as the financial and operational outlook for the fourth quarter of 2013 (“4Q 2013”) and into 2014. The Board then authorized management to contact a limited number of potential strategic buyers to gauge interest in a possible purchase of Company’s iContact business.

50. Subsequently, Company management performed a cursory process to find a buyer for the iContact business by contacting only one strategic party. As a result of the decision to subsequently pursue interest in the entire Company, management ultimately abandoned and did not revisit discussions with this unknown strategic party.

51. On December 4, 2013, GTCR delivered to the Board an unsolicited indication of interest for the acquisition of all of the outstanding equity securities of the Company for $14.50 to $15.00 per share in cash, including a request for Vocus to enter into a 30-day exclusivity period with GTCR.

52. At its regularly scheduled meeting on December 13, 2013, the Board purportedly reviewed various alternatives to “enhance stockholder value.” Management then reported to the Board on “communications regarding resuming discussions with Party A and the status of Party A’s due diligence process and determin[ing] to extend that process to include GTCR.” (Emphasis added). It is unclear why management did not pursue further discussions with Party A until an indication of interest arrived from GTCR. At this meeting, the Board also approved engaging Stifel as its financial adviser in any strategic alternative for the Company (and subsequently formally executed a letter agreement with Stifel on January 13, 2014).

53. On December 23, 2013, GTCR entered into a non-disclosure and standstill agreement with the Company.

54. Over the next several months, in addition to Party A and GTCR, Stifel contacted eight (8) strategic parties and thirteen (13) private equity firms. One strategic party (Party E) and six private equity firms entered into non-disclosure and standstill agreements with the Company as a result. The Company was also contacted by three unsolicited private equity firms (Party B, Party C, and Party D) during this time period. Each of the aforementioned parties entered into non-disclosure and standstill agreements with the Company.

55. On January 16, 2014, Party B delivered to the Company an unsolicited, non-binding indication of interest to acquire 100% of the Company in an all-cash transaction for $15.50 to $16.50 per share.

56. Also on January 16, 2014, representatives of GTCR attended an in-person management presentation given by members of Company management.

57. On January 22, 2014, Party C delivered to the Company a non-binding indication of interest to acquire 100% of the Company in an all-cash transaction for $18.00 to $20.00 per share.

58. On January 24, 2014, GTCR delivered a non-binding indication of interest to acquire the Company’s public relations line of business for $210 million.

59. On February 4, 2014, a representative of Stifel communicated to a representative of GTCR that the Board’s preference was for a sale of the entire Company. On the same day, Rudman met with representatives of Party E and informed them to contact Stifel if they had any interest in receiving additional information.

60. Also on February 4, 2014, Vocus announced results for 4Q 2013. Defendant Rudman announced that he was “very pleased with the results for the fourth quarter as revenue, earnings and cash flow all significantly exceeded [Vocus’s] expectations” and that “[t]he better than expected results reflect the strength and stability of [the Company’s] PR product and [the Company’s] success selling a comprehensive, digital marketing suite to mid-sized organizations.”

61. On February 6, 2014, Party C sent a revised offer to the Company indicating the following two alternative proposals: (i) an acquisition of all of the Company’s businesses except the iContact and marketing lines for a total enterprise value of $250 million in cash or (ii) an acquisition of all of the Company’s businesses except the marketing line of business for a total enterprise value of $350 million in cash. Stifel informed Party C that the Board preferred proposals to acquire 100% of the Company’s outstanding securities.

62. On February 11, 2014, Party C further revised its offer to an all-cash transaction for 100% of the equity interests of the Company for $15.50 to $16.00 per share in cash.

63. Also on February 11, 2014, Party A sent Vocus a revised, non-binding indication of interest valuing all of the Company’s outstanding common stock at $16.00 to $17.00 per share.

64. On February 13, 2014, in response to GTCR’s January 24, 2014 offer, a representative of Stifel communicated to a representative of GTCR that Vocus was only considering proposals for an acquisition of the entire Company. On February 18, 2014, representatives of GTCR and representatives of the Company engaged in subsequent discussions concerning a potential acquisition of the entire company.

65. Throughout the process, Company management gave presentations to nine out of the twelve parties. It is unclear whether Party B, Party C, Party D, and Party E were among the parties that received management presentations.

66. In late February 2014, Party A and “certain of the contacted parties” indicated that they were withdrawing from the process. Likewise, Party B apparently disengaged “without any such notification.” No details are provided as to whether Stifel or Company management followed up with these parties or what reasons were provided for their disengagement.

67. On February 20, 2014, a representative from Stifel requested an update from a representative of GTCR on the status of their indication of interest. GTCR indicated their ability to proceed with a transaction at $14.50 to $15.00 per share in cash for the entire Company. Stifel responded that range was not likely to be competitive.

68. On February 27, 2014, GTCR submitted a revised indication of interest to acquire all of the outstanding equity securities of the Company for $16.75 in cash. The letter indicated that GTCR expected the Company’s primary stockholders, Okumus and JMI, to enter into customary support agreements in favor of GTCR’s proposal.

69. On February 28, 2014, the Board instructed Stifel to send instruction letters to the remaining potential buyers (GTCR, Party C, and Party D) requesting each party to submit an indication of interest to acquire 100% of the capital stock of the Company containing certain detailed instructions. The letter set a submission deadline of March 5, 2014.

70. Also on February 28, 2014, a representative of Stifel had a conversation with a representative of a strategic party (Party F). Party F expressed a potential interest in the Company’s public relations line of business, but Stifel indicated to Party F the Board’s strong preference for a sale of the entire company.

71. Prior to the March 5, 2014 submission deadline, Party C informed Stifel that it was withdrawing from the process and would not be submitting a proposal.

72. On March 5, 2014, Party D submitted a non-binding indication of interest to acquire 100% of the fully-diluted common stock of the Company for $16.25 per share. GTCR similarly submitted a non-binding indication of interest to acquire 100% of the outstanding equity securities of the Company for $17.50 per share in cash. GTCR’s letter however expressly stated that the proposal excluded unvested restricted stock awards and stock options with no “single-trigger, double trigger or walkway provisions.”

73. Also on March 5, 2014, Stifel, at the instruction of the Board, sent an instruction letter to Party E requesting a submission by March 7, 2014.

74. On March 7, 2014, Party E submitted a non-binding indication of interest at $17.00 per share in cash.

75. After receiving the competing bids from GTCR, Party D, and Party E, the Board met telephonically to consider each proposal. The Board apparently also discussed defendant Greenfield’s and Sinha’s conflicts regarding a transaction, but elected not to either exclude them from the deliberation process or to create a special independent committee to consider a potential proposal going forward. The Board then authorized Stifel to negotiate only with GTCR to improve its proposal, and authorized management, in the event of any such improvement, to grant exclusivity for a limited ten day period.

76. On March 8, 2014, after further discussions between Stifel and GTCR, the Company received a “best and final” indication of interest from GTCR to acquire 100% of the capital stock of the Company, valuating the common equity securities of the Company at $18.00 per share and the outstanding Series A

Preferred Stock at $77.30 per share. The revised letter did not exclude any outstanding restricted stock award or stock options. GTCR reiterated its requirements for support agreements from Okumus and JMI, and a ten business day period of exclusivity. Later that day, the Company entered into a period of exclusivity with GTCR expiring on March 23, 2014.

77. On March 12, 2014, Reuters published a report stating that, among other things, the Company was exploring a sale process and had retained Stifel in connection thereof.

78. Over the course of the next three weeks, representatives of the Company, Stifel, and the Company’s legal counsel held telephonic due diligence meetings and exchanged information with GTCR, GTCR’s legal counsel, and GTCR’s other representatives.

79. On March 14, 2014, counsel for GTCR circulated a draft equity commitment letter pursuant to which Guarantor would provide equity financing for the transactions contemplated by the Merger Agreement. Also on that day, the Board met to consider the status of discussions on transaction issues with GTCR. The Board again considered and rejected defendants Greenfield’s and Sinha’s conflicts as disabling, thereby allowing them to continue to participate in the negotiations.

80. On March 21, 2014, the Board met telephonically to consider their options if the exclusivity period with GTCR expired without a deal being reached. The Board then authorized management to contact Party E and Party F in the event the exclusivity period expired. The Board however did not view Party D’s previous offer as sufficient to authorize Stifel to subsequently contact them.

81. Also on March 21, 2014, a representative of Stifel received a letter from Party F expressing a strong interest in discussion a potential acquisition of the Company. To date (or any time thereafter), Party F had not entered into a non-disclosure and standstill agreement with the Company.

82. Although unclear when, Stifel apparently also receive a call from a strategic party (Party G), which Stifel had contacted earlier in the sales process. Party G expressed potential interest in exploring an acquisition of the Company’s public relations line of business.

83. On March 24, 2014, after the expiration of the exclusivity period with GTCR, a representative of Stifel contacted Party E about increasing its price for the Company. Party E declined to follow-up with a revised offer.

84. Defendant Rudman also contacted Party F and “suggested” that if Party F were interested in exploring a transaction, Party F would need to provide a “more detailed” expression of interest. Party F, without having the benefit of due diligence, was likely not in a position to provide a revised detailed offer and did not do so.

85. On March 30, 2014, a representative from GTCR called Stifel and noted that due to publicly announced developments with the pending offer of an affiliate of GTCR to acquire Cision AB, a Swedish limited liability company (“Cision”), GTCR was not prepared to move forward with its proposal for the Company until additional information was available regarding the status of the pending transaction with Cision. Vocus management and the Board apparently discussed but took no actions in response to this update.

86. On April 4, 2014, a representative from GTCR called a representative from Stifel and indicated that GTCR was prepared to move quickly to finalize an acquisition agreement with the Company. The parties then continued to negotiate over the next two days around open terms in the draft of the Merger Agreement and other transaction documents.

87. On April 6, 2014, Stifel opined on the fairness of the Proposed Buyout. Then, the Board, with Greenfield abstaining, approved the Merger Agreement.

B.	The Proposed Buyout

88. On April 7, 2014, Vocus issued a press release announcing that it had entered into the Merger Agreement with GTCR. The press release stated, in relevant part, the following:

BELTSVILLE, MD and CHICAGO, IL—APRIL 7, 2014—Vocus, Inc. (NASDAQ: VOCS) (the “Company”), a leading provider of cloud-based marketing and public relations software, today announced it has entered into a definitive merger agreement to be acquired by GTCR Valor Merger Sub, Inc., an affiliate of GTCR LLC (“GTCR”), in an all-cash transaction valued at approximately $446.5 million.

Upon the terms and subject to the conditions of the agreement, GTCR Valor Merger Sub, Inc. will commence a tender offer to acquire all of the outstanding shares of Vocus’s common stock for $18.00 per share, net to the holder of such share of Vocus common stock, in cash, without interest and subject to any applicable tax withholding. The offer price per share for common stock represents a premium of 48% over Vocus’s closing share price on April 4, 2014, the last trading day prior to announcement, and a premium of approximately 79% over the twelve-month volume weighted average share price for the period ended April 4, 2014. As part of the transaction, GTCR Valor Merger Sub, Inc. will also acquire all outstanding shares of Vocus’s Series A Convertible Preferred Stock for its stated value of $77.3 million. The Vocus board of directors approved the transactions with the unanimous vote of those voting, with one director abstaining, and recommends the Company’s stockholders tender their shares in the offer.

“For our shareholders, this agreement provides an opportunity to realize cash value for their shares at a significant premium to historical share prices,” said Rick Rudman, CEO of Vocus. “For our employees and customers, we believe that joining forces with GTCR creates a significant opportunity to utilize each other’s strengths and move even faster toward our vision of creating innovative software and making our customers successful.”

“We are very pleased to announce this transaction and partner with Vocus to help maximize its growth potential,” said Mark Anderson, a GTCR Managing Director. “Vocus has a demonstrated history of building innovative software and helping customers achieve success. We look forward to the opportunity to work with Vocus to enhance its industry leadership.”

Concurrently with entering into the merger agreement, GTCR Valor Companies, Inc. and GTCR Valor Merger Sub, Inc. entered into separate tender and support agreements with Okumus Fund Management Ltd., Mr. Rudman and Stephen Vintz, the Company’s Executive Vice President, Chief Financial Officer and Treasurer, pursuant to which they have each agreed, subject to the terms and conditions thereof, to tender their respective shares of Vocus’s common stock in the offer, which together represent 27.7% of the currently outstanding shares of Vocus’s common stock. Also concurrently with entering into the merger agreement, GTCR Valor Companies, Inc. and GTCR Valor Merger Sub, Inc. entered into a separate stock purchase, non-tender and support agreement with JMI Equity Fund VI, L.P. (“JMI”), pursuant to which GTCR Valor Merger Sub, Inc. agreed to purchase, following its acceptance of shares tendered in the offer, and subject to the terms and conditions thereof, all of JMI’s shares of Vocus’s Series A Convertible Preferred Stock, representing all of the Company’s outstanding shares of Series A Convertible Preferred Stock.

Any shares not tendered in the offer will be acquired in a second-step merger at the same cash price as paid in the offer. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, receipt of funding under financing agreements and other customary closing conditions. Once the transaction is complete, Vocus will become a private company. Vocus currently expects the transaction to close before the end of the second quarter of 2014.

C.	The Unfair Price

89. Rather than allow Vocus’s common stock to trade freely and permit its public stockholders to share in the benefits of the Company’s near term financial rebound, the Individual Defendants have acted for the benefit of GTCR, and to the detriment of the Company’s public stockholders, by entering into the Proposed Buyout. In so doing, the Individual Defendants have agreed to a transaction that places a cap on Vocus’s corporate value at a time when the Company is primed for future growth.

90. The consideration offered to Vocus’s public stockholders in the Proposed Buyout is thus unfair and inadequate, and under Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986), any argument that the Individual Defendants maximized stockholder value falls flat.

D.	The Conflicted Sales Process

91.	The Proposed Buyout was also driven by the self-interest of certain Individual Defendants and the Company’s officers.

92. Defendant Sinha is conflicted because he is the managing member of JMI. As part of the Proposed Buyout, JMI agreed not to tender its shares (or exercise the conversion feature of the instrument) in exchange for GTCR’s agreement to purchase all Series A Preferred Stock at $77.30 per share. This consideration is not equally shared by other Vocus stockholders, as it provides JMI with a $22,839,200 windfall as a result of the Proposed Buyout. See discussion supra ¶6.

93. Defendant Greenfield is conflicted because he is currently a limited partner in Guarantor, an affiliate of GTCR. Guarantor is a subsidiary of GTCR and has committed to provide $250 million of equity or debt financing to Parent to pay a portion of the deal consideration. Although Greenfield abstained from the vote on whether to adopt the Merger Agreement, he was still allowed to participate in the sales process that ultimately culminated in the Proposed Buyout.

94. Defendants Rudman and Lentz are conflicted directors because they are insiders who co-founded the Company, including currently (i.e., as CEO) and/or previously (i.e., as CTO) serving in executive positions with the Company. Further, the decision to ultimately enter into a transaction with a financial buyer like GTCR is clearly beneficial to Rudman, as unlike strategic buyers, financial buyers historically tend to retain management when acquiring public companies. In the alternative, due to lucrative change-in-control payments provided for in his employment agreement, Rudman stands to receive approximately $1,666,273 if he is terminated after the Proposed Buyout is consummated.

95. Despite the aforementioned conflict, all members of the Board nonetheless participated in the sales process and no independent special committee was utilized.

96. As a result, there is substantial doubt about the Board’s ability to exercise independent business judgment on the fairness of the Proposed Buyout.

E.	The Unfair Deal Protections

97. To the detriment of Vocus’s stockholders, the Individual Defendants have further agreed to certain additional deal protection devices that operate conjunctively to ensure that the Proposed Buyout is successful and no competing offers will emerge for the Company.

98. Section 8.3(a) of the Merger Agreement is a restrictive no-solicitation provision that prohibits the members of the Board from taking any affirmative action to comply with their fiduciary duties to get the best price for Vocus stockholders, including initiating, soliciting, encouraging, or facilitating any inquiries or proposals and engaging or participating in any negotiations or discussions.

99. Although Section 8.3(b), (c), and (d) of the Merger Agreement allows the Board under limited situation to enter into discussions and negotiations in response to an unsolicited “Acquisition Proposal” (as defined in the Merger Agreement), it ultimately provides little to no opportunity for a superior proposal to emerge. This is because the Acquisition Proposal must be one that: (a) was not the result of any breach of, or any action inconsistent with any of the provisions set forth in Section 8.3(a) of the Merger Agreement and (b) can reasonably lead to a “Superior Proposal” (also defined in the Merger Agreement). Even then, the Board must also conclude in good faith, after having consulted with its outside legal counsel, that failure to take action in response to the Acquisition Proposal would reasonably constitute a breach of the fiduciary duties of the Board to the Company’s stockholders under applicable law.

100. Separately, in the event the Company receives an Acquisition Proposal, Vocus must also notify GTCR of the identity and material terms of the entity making the Acquisition Proposal. Thereafter, if the Board determines, after going through the procedural hurdles described in ¶99, that the competing Acquisition Proposal constitutes a Superior Proposal, Section 8.3(d) requires the Board to grant GTCR at least three (3) business days to amend the terms of the Merger Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a Superior Proposal.2

101. Finally, the Merger Agreement provides that Vocus must pay to GTCR a termination fee of $13,000,000 million if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide stockholders with a superior offer.

[2]	Such provisions serve as formidable barrier to the emergence of a superior proposal, especially where the Board has failed to adequately shop the Company. See David I. Walker, Rethinking Rights of First Refusal, 5 Stan. J.L. Bus. & Fin. 1, 4-5; 23 (1999) (noting that “compared with the auction scenario, the right of first refusal format places the outside buyer at a serious informational disadvantage” and that such provisions can act as “a larger deterrent effect on buyers when an insider’s valuation is subject to wide variation”).

102. Ultimately, these deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check to GTCR’s inadequate offer.

F.	The Materially False and/or Misleading Recommendation Statement

103. On April 18, 2014, Vocus filed the Recommendation Statement with the SEC. The Recommendation Statement fails to provide the Company’s stockholders with material information in contravention to the Board’s fiduciary duties.

104. Without such material information, Vocus stockholders will be unable to make a fully-informed decision as to whether to tender their shares in the Proposed Buyout.

a.	Materially Incomplete and Misleading Disclosures Concerning Stifel’s Financial Analysis

105. The Recommendation Statement discloses certain information regarding Stifel’s financial analysis used to support its fairness opinion. These disclosures are materially incomplete and misleading in several ways.

106. The Recommendation Statement, on pages 28 to 29, fails to disclose the following multiples for each of the selected comparable companies observed by Stifel in the Selected Companies Analysis:

(i)	EV/CY2014E Revenue;

(ii)	EV/CY2015E Revenue;

(iii)	EV/CY2014E EBITDA;

(iv)	EV/CY2015E EBITDA;

(v)	EV/CY2014E P/E; and

(vi)	EV/CY2015E P/E.

The Recommendation Statement also fails to disclose in the Selected Companies Analysis whether Stifel performed any type of benchmarking analysis for Vocus or what the implied equity value ranges for Vocus were based on the selected multiples ranges utilized in the analysis. Further, the analysis does not disclose the criteria for selecting the companies utilized. These omissions are material because without this information, Vocus’s stockholders are unable to fully understand Stifel’s analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares in the Proposed Buyout.

107. The Recommendation Statement, on pages 30 to 31, fails to disclose the following multiples for each transaction observed by Stifel in the Selected Transactions Analysis:

(i)	EV/LTM EBITDA;

(ii)	EV/NTM EBITDA;

(iii)	LTM P/E; and

(iv)	NTM P/E.

The Recommendation Statement also fails to disclose in the Selected Transactions Analysis whether Stifel performed any type of benchmarking analysis for Vocus or what the implied equity value ranges for Vocus were based on the selected multiples ranges utilized in the analysis. These omissions are material because without this information, Vocus’s stockholders are unable to fully understand Stifel’s analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares in the Proposed Buyout.

108. The Recommendation Statement, on page 31, fails to disclose the following in the Discounted Cash Flow Analysis:

(i)	The individual inputs and assumptions that Stifel used for the selection of discount rates of 10.5% to 12.5%;

(ii)	The implied terminal perpetuity growth rates for Vocus based on the exit EBITDA multiples selected;

(iii)	How stock-based compensation was treated in the analysis (i.e., as a cash or non-cash expense);

(iv)	The definition of unlevered free cash flows as used in the analysis; and

(v)	How, if at all, was the value of Vocus’s NOLs taken into consideration in this analysis.

These omissions are material because without this information, Vocus’s stockholders are unable to fully understand Stifel’s analysis and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares in the Proposed Buyout.

b.	Materially Incomplete and Misleading Disclosures Regarding the Flawed Sales Process

109. The Recommendation Statement also omits several important details regarding the process leading up to the signing of the Merger Agreement.

110. On page 13, the Recommendation Statement omits to disclose when or how defendant Rudman and representatives of GTCR became aware of each other’s interest in a possible transaction between the parties. This information is material because it evinces the process the Board took to maximize stockholder value.

111. Also on page 13, the Recommendation Statement discloses that the Board on August 28, 2013 “authorized management to work with Stifel over the next 30 days to continue to analyze various strategic and financial alternatives for the … Board to consider.” The Recommendation Statement however fails to disclose (i) what potential strategic and financial alternatives the Board discussed at the meeting and (ii) what potential strategic and alternatives did Stifel discuss that may have been available to Vocus at the meeting. This information is material because it evinces the process the Board took to maximize stockholder value.

112. On page 14, the Recommendation Statement discloses that “Stifel … presented a preliminary list of strategic and financial buyers and business combination candidates.” The Recommendation Statement however fails to disclose how many of the candidates on the list were strategic and how many were financial buyers. This information is material because it evinces the process the Board took to maximize stockholder value.

113. Also on page 14, the Recommendation Statement discloses that “[t]he … Board discussed … various alternatives, which included selectively selling, spinning off or splitting off certain of the Company’s product lines; a possible sale of the Company in its entirety; and remaining independent.” The

Recommendation Statement however fails to disclose what certain product lines the Board considered selling, spinning off, or splitting off. This information is material because it evinces the process the Board took to maximize stockholder value.

114. On page 15, the Recommendation Statement discloses that seven parties, “including Party E … and six private equity firms[] entered into non-disclosure and standstill agreements with [the Company].” However, the Recommendation Statement omits to disclose what happened to the six private equity firms during the sales process. This information is material because it evinces the process the Board took to maximize stockholder value.

115. On page 16, the Recommendation Statement discloses that “[o]ur management also gave presentations to nine of the[] potential [12] buyers, including Party A and GTCR.” The Recommendation Statement however fails to disclose whether Party B, Party C, Party D, and Party E were among the parties that received management presentations. This information is material because it evinces the process the Board took to maximize stockholder value.

116. On page 19, the Recommendation Statement discloses that “[a] representative from Stifel received a call from a strategic party, Party G, which Stifel had contracted earlier in the process.” The Recommendation Statement however fails to disclose when Party G actually contacted Stifel. This information is material because it evinces the process the Board took to maximize stockholder value.

117. On page 20, the Recommendation Statement discloses that GTCR and management continued to negotiate “open terms in the draft Merger Agreement.” The Recommendation Statement however does not disclose the substance of the open terms then remaining. This information is material because it evinces the process the Board took to maximize stockholder value.

118. Accordingly, Plaintiff seeks injunctive relief and other equitable relief to prevent the irreparable injury that the Company stockholders will continue to suffer absent judicial intervention.

COUNT I

On Behalf of Plaintiff and the Class for Breach of Fiduciary Duties Against the Individual Defendants

119. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

120. The Individual Defendants owe the Class the utmost fiduciary duties of loyalty, due care, good faith, and candor. By virtue of their positions as directors and/or officers of Vocus and/or their exercise of control and ownership over the business and corporate affairs of the Company, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause the Company to engage in the practice complained of herein. Each of the Individual Defendants was required to (i) use their ability to control and manage Vocus in a fair, just, and equitable manner and (ii) act in furtherance of the best interest of Vocus and its stockholders and not their own.

121. The Individual Defendants are obligated by their fiduciary duties under Revlon to ensure that any all-cash sale of the Company is accomplished by a reasonable process aimed at obtaining the highest price reasonably available. The Individual Defendants breached these duties.

122. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, due care, good faith, and candor owed to Vocus’s stockholders because, among other reasons, they failed to obtain the best possible value for the Company’s stockholders, by, among other things, failing to adequately consider potential acquirers, instead favoring their own, or their fellow directors’ or executive officers’ interests to secure all possible benefits with a friendly suitor, rather than protect the best interests of Vocus stockholders. Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding whether to tender their shares in the Proposed Buyout.

123. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise and fulfill their fiduciary obligations toward Plaintiff and the other members of the Class.

124. As a result of the actions by the Individual Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of Vocus’s assets and businesses, and will be prevented from obtaining a fair price for their common stock.

125. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class and may consummate the Proposed Buyout to the disadvantage of Vocus’s public stockholders.

126. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

On Behalf of Plaintiff and the Class Against Vocus, GTCR, Parent, and Merger Sub for Aiding and Abetting the Individual Defendants’ Breach of Fiduciary Duty

127. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

128. Vocus, GTCR, Parent, and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Vocus’s stockholders, and have participated in such breaches of fiduciary duties. As a result of this conduct by Vocus, GTCR, Parent, and Merger Sub, Plaintiff and the Class have and will be damaged by being denied the best opportunity to maximize the value of their investment in the Company.

129. Vocus, GTCR, Parent, and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing as alleged herein. In so doing, Vocus, GTCR, Parent, and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Buyout in breach of their fiduciary duties.

130. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

A. Declaring this action to be a Class Action and certifying Plaintiff as Class representatives and its counsel as Class counsel;

B. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Buyout;

C. Enjoining the Merger Agreement as invalid and unenforceable, or in the alternative, amending, or enjoining the deal protection provisions as necessary to ensure a full an and fair sales process for the benefit of the Class and until Defendants disclose all material information to stockholders;

D. Rescinding, to the extent already implemented, the Proposed Buyout or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

E. Directing Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

F. Imposition of a constructive trust, in favor of Plaintiff and members of the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: April 28, 2014	FARUQI & FARUQI, LLP

	By:	/s/ James R. Banko
James R. Banko (#4518)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel.: (302) 482-3182
Email: jbanko@faruqilaw.com

Counsel for Plaintiff

Of Counsel:

FARUQI & FARUQI, LLP
Juan E. Monteverde
369 Lexington Ave., Tenth Floor
New York, NY 10017
Tel.: (212) 983-9330
Email: jmonteverde@faruqilaw.com

Counsel for Plaintiff

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